UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Wright Investors' Service Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
982345100
(CUSIP Number)
Neil O'Callaghan
One South Street
Suite 2550
Baltimore, MD 21202
410-454-3128
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 08, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 982345100

1	NAME OF REPORTING PERSON: William H. Miller III Living Trust dated April 17, 2017 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,370,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,370,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.94%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 982345100

1	NAME OF REPORTING PERSON: William H. Miller III I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,370,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,370,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 982345100
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Wright Investors’ Service Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 177 West Putnam Avenue, Greenwich, CT 06830.
ITEM 2.	IDENTITY AND BACKGROUND:
(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons" and, individually, a "Reporting Person"): William H. Miller III Living Trust Dated April 17, 2017 (the "Trust); and William H. Miller III (Mr. Miller). Mr. Miller is the trustee and beneficiary of the Trust. (b) The principal business address for each Reporting Person is as follows: For the Trust: 201 Beachside Drive, Vero Beach, FL 32963 For Mr. Miller: 201 Beachside Drive, Vero Beach, FL 32963 (c) The principal occupation or employment: For the Trust: Not Applicable For Mr. Miller: Chief Investment Officer of Miller Value Partners, LLC, a registered investment adviser with its principal office at One South Street, Suite 2550, Baltimore, MD 21202. (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) Citizenship/Place of Organization: For the Trust: Florida For Mr. Miller: United States
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The source of the consideration for the purchases reported hereon consisted of personal funds of the Trust. The shares were bought with approximately $589,272 (including brokerage commissions) in the aggregate to purchase 1,370,400 shares of Common Stock reported in this Schedule 13D.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons currently intend to hold the acquired securities for investment purposes. The Reporting Persons have no present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)The Trust beneficially owns 1,370,400 shares of Common Stock, constituting approximately 6.94% of the outstanding Common Stock. Of those shares, Mr. Miller, as Trustee of the Trust, beneficially owns 1,370,400 shares of the Common Stock, or approximately 6.94% of the outstanding Common Stock. (b) Mr. Miller, as Trustee of the Trust, has the sole power to vote and direct the disposition of the 1,370,400 shares of Common Stock beneficially owned by the Reporting Persons. (c) All of the reported securities were acquired by the Trust on July 8, 2019 for $0.41 per share through OTC market transactions. (d) Not applicable. (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
There are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person, with respect to the securities of the Issuer.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit A - Joint Filing Agreement Exhibit B - Power of Attorney

CUSIP No.: 982345100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 17 2019
William H. Miller III Living Trust dated April 17, 2017
By:
/s/ Neil O'Callaghan
Name:
Neil O'Callaghan
Title:
Duly authorized under Power of Attorney effective as of January 30, 2019, by and on behalf of William H. Miller III Living Trust dated April 17, 2017 which is attached as Exhibit B to this Schedule 13D.

July 17 2019	William H. Miller III By: /s/ William H. Miller III Name: Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 982345100
Exhibit A Joint Filing Agreement The William H. Miller III Living Trust dated April 17, 2017 and William H. Miller III, hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary pursuant to Regulation 13D under the Securities Exchange Act of 1934. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. William H. Miller III Living Trust dated April 17, 2017 Date: July 17, 2019 Signature: /s/ Neil O'Callaghan Duly authorized under Power of Attorney effective as of January 30, 2019, by and on behalf of William H. Miller III Living Trust dated April 17, 2017* William H. Miller III Date: July 17, 2019 Signature: /s/ William H. Miller III *This Power of Attorney is attached as Exhibit B to this Schedule 13D.

CUSIP No.: 982345100
POWER OF ATTORNEY Effective as of the date hereof, the undersigned does hereby appoint Neil P. O’Callaghan, with full power of substitution, as the true and lawful attorney of the undersigned, with full power and authority to execute such documents and to make such regulatory or other filings and amendments thereto as shall from time to time be required pursuant to the Securities Exchange Act of 1934, as amended, any rules or regulations adopted thereunder, and such other U.S. and non-U.S. laws, rules or regulations as shall from time to time be applicable in respect of the beneficial ownership of securities directly or indirectly attributable to the undersigned. I hereby ratify and confirm all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof. This Power of Attorney shall remain in full force and effect only for such time as Neil P. O’Callaghan shall continue to be an officer of Miller Value Partners, LLC, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing. This Power of Attorney has been executed as of January 30, 2019. WILLIAM H. MILLER III LIVING TRUST DATED APRIL 17, 2017 By /s/ William H. Miller III William H. Miller III Trustee